The First, a National Banking Association
                                                                  DeeDee Lowery, CPA
                                                                  Executive Vice President and Chief Financial Officer

                                                                  6480 US Highway 98 West
                                                                  P.O. Box 15549
                                                                  Hattiesburg, MS 39404-5549

                                                                  Phone: (601) 450-8888
                                                                  Direct Line: (601) 705-1141
                                                                  Fax: (601) 450-2517
                                                                  Email:  dlowery@thefirstbank.com

                                                                  www. TheFirstBank.com

March 19, 2009

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      The First Bancshares, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2007
         Form 10-Q for the Quarterly Periods Ended
         March 31, 2008, June 30, 2008 and September 30, 2008
         File No. 000-22507

The First Bancshares, Inc. (the "Company"), hereby transmits for filing the Company's responses to comments of the Staff contained in the letter from Amit Pande to the undersigned dated February 25, 2009.

General

1.  The Company intends to include all supplementally provided information in all future filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2007
2.  The Company will clearly disclose in future filings that management considers all known relevant internal and external factors that affect loan collectibility as of the financial reporting date in estimating probable losses incurred as of the financial reporting date.

3A. Our allowance for loan losses model is focused on establishing a loss history within the bank and relying on specific impairment to determine credits that the bank feels the ultimate repayment source will be liquidation of the subject collateral.  Our model takes into account many other factors as well such as local and national economic factors, portfolio trends, non performing asset, charge off, and delinquency trends as well as
underwriting standards and the experience of branch management and lending staff.   These trends are measured in
the following ways:

Local: Updated quarterly usually the month following quarter end.
     Local Unemployment Rate
     Insurance issues (Windpool areas)
     Bankruptcy Rates (increasing/declining)
     Local Commercial R/E Vacancy rates
     Established market/new market
     Hurricane threat

National: Updated quarterly usually the month following quarter end
     GDP
     Home Sales
     CPI
     Interest Rate Environment (increasing/steady/declining)
     Single Family construction starts
     Inflation Rate
     Retail Sales

Portfolio Trends: Updated monthly as the model is calculated
     Second Mortgages
     Single Pay Loans
     Non-Recourse Loans
     Limited Guaranty Loans
     L to V exceptions
     Secured by Non-Owner Occupied property
     Raw Land Loans
     Unsecured Loans

Measurable Bank Trends: Updated quarterly
     Delinquency Trends
     Non-Accrual Trends
     Net Charge Offs
     Loan Volume Trends
     Non-Performing Assets
     Underwriting Standards/Lending Policies
     Experience/Depth of Bank Lending Management

3B. As stated above our allowance for loan losses model takes into account many local and national economic factors as well as portfolio trends.  Local and national economic trends are measured quarterly, typically in the month following quarter end to facilitate the release of economic data from the reporting agencies.  These factors are allocated a basis point value ranging from -25 to +25 basis points and directly affect the amount reserved for each branch.  As of 12/31/07 most economic indicators both local and national pointed to a strong economy thus most factors were assigned a negative basis point value. This reduced the amount of the allowance that was indicated by historical loss factors.  Portfolio trends are measured monthly on a per branch basis to determine the percentage of loans in each branch that the bank has determined as having more risk.  Portfolio risk is defined as areas in the banks loan portfolio in which there is additional risk involved in the loan type or some other area in which the bank has identified as having more risk.  Each area is tracked on bank wide as well as on a branch wide basis.  Branches are analyzed based on the gross percentage of concentrations of the bank as a whole.  Portfolio risk is determined by analyzing concentrations in the areas outlined by determining the percentage of each branches total portfolio that is made up of the particular loan type and then comparing that concentration to the bank as a whole. Branches with concentrations in these areas are graded on a scale from
- 25 basis points to + 25 basis points. Second mortgages, single pay loans, loans secured by raw land, unsecured loans and loans secured by non owner occupied property are considered to be of higher risk than those of a secured and amortizing basis. LTV exceptions place the bank at risk in the event of repossession or foreclosure.
Measurable Bank Wide Trends are measured on a quarterly basis as well. This consists of data tracked on a bank wide basis in which we have identified areas of additional risk or the need for additional allocation to the
allowance for loan loss.   Data is updated quarterly, each area is assigned a basis point value from -25 basis points to + 25 basis points based on how each area measures to the previous time period.  Net charge offs, loan volume trends and non performing assets have all trended upwards therefore increasing the need for increased funds reserved for loan losses.  Underwriting standards/ lending standards as well as experience/ depth of bank lending management is evaluated on a per branch level.  At December 31, 2007, the allowance was increased due to these factors as compared to the allowance based upon historical loss factors.

3C. Loans are deemed to be impaired when in the banks opinion the ultimate source of repayment will be the liquidation of collateral through foreclosure or repossession.  Once identified updated collateral values are attained on these loans and impairment worksheets are prepared to determine if impairment exists.  This method takes into account any expected expenses related to the disposal of the subject collateral.  Specific allowances for these loans are done on a per loan basis as each loan is reviewed for impairment.  Updated appraisals are ordered on real estate loans and updated valuations are ordered on non real estate loans to determine actual market value.

Form 10-Q for Quarterly Period Ended September 30, 2008
4. Please find attached (Exhibit 1) a comprehensive analysis describing our basis for concluding that our corporate debt instruments in a unrealized loss position at September 30, 2008 and December 31, 2008 were not other than temporarily impaired.

5. For securities that trade in active markets, we use bid-side quoted market prices for identical assets (SFAS
159 Level 1 inputs); for securities for which management has determined that the market is inactive and, hence, for which quoted market prices are not available, fair value is estimated using quoted market prices for similar securities (SFAS 159 Level 2 inputs).

6. The following is included in NOTE Q - DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS of the December
31, 2008 Form 10-k:

    SFAS No. 157, Fair Value Measurements, became effective for the Company's 2008 fiscal year.  SFAS No. 157 redefines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Although the exchange price concept is not new, the new definition focuses on the exit price as opposed to the entry price, or the price that would be paid to acquire an asset or received to assume a liability.  The standard also emphasizes that fair value is a market-based measurement and not an entity-specific measurement and establishes a hierarchy to prioritize the inputs that can be used in the fair value measurement process.  The inputs in the three levels of this hierarchy are described as follows:

   Level 1-Quoted prices in active markets for identical assets or liabilities.  An active market is one in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

   Level 2-Observable inputs other than Level 1 prices.  This would include quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

   Level 3-Unobservable inputs, to the extent that observable inputs are unavailable.  This allows for situations in which there is little or no market activity for the asset or liability at the measurement date.

   The material assets or liabilities measured and reported at fair value by the Company on a recurring basis are summarized below.  The Level 2 fair value measurement shown below was obtained from a third-party pricing service that uses industry-standard pricing models.  Substantially all of the model inputs are observable in the marketplace or can be supported by observable market data.
                                                                              December 31, 2008
                                                                    --------------------------------------
                                                                    Fair Value Measurement Using
                                                                    --------------------------------------
                                                                      Level 1      Level 2      Level 3
                                                                    ------------ ------------- -----------
                                                                               (In thousands)
                Investment securities available-for-sale                 -           $99,679         -

    The following disclosure of the estimated fair value of financial instruments is made in accordance with FASB
    Statement No. 107, Disclosures About Fair Value of Financial Instruments.  The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.  However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value.  Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange.  The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    Investment in securities available-for-sale and held-to-maturity - The fair value measurement for securities available-for-sale was discussed earlier.  The same measurement approach was used for securities held to maturity.

Management's Discussion and Analysis of Financial Condition and Results of Operations
7. Non-accrual loans were $3.3MM at September 31, 2008, an increase of $0.9MM, for $2.4MM at December 31, 2007.
This increase is due to the weakening real estate market and in large is due to one specific relationship. The relationship in question is secured largely by investment property in an area in which real estate values have dramatically decreased.  The borrower has substantial income; however the borrower also has significant debts and has not shown a willingness to pay.  New collateral appraisals indicate that the value of pledged collateral has decreased significantly from the levels at origination of the subject loans.  Collection efforts with this customer were unsuccessful resulting in the bank seeking foreclosure on the subject properties.  The customer elected to file for bankruptcy protection the day of scheduled foreclosure therefore the Company had no other option than to renew and place these loans on non accrual status.

8. Prior to 2008 restructured loans were not tracked by the Company.  The bulk of these loans are due in large to one specific borrower and one industry.  The specific borrower in question is referenced above in question 7.
Loans to this borrower were charged down and restructured as the result of the customer filing for bankruptcy protection and account for 57% of the TDRs in the month of September.  Other TDRs are largely related to the trucking industry which has been hit hard by the weakening economy and increased fuel prices.  These borrowers have experienced difficulty finding work and when work is found profits have been small or non existent due to increased transportation costs associated with fuel prices.  Of the loans that were coded as TDR in this month
37% were placed on non accrual and again are the result of one large relationship.

In connection with responding to your comments, the company is acknowledging that:
     o   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you need anything else.

Sincerely,

/s/ DeeDee Lowery
--------------------------_
DeeDee Lowery
EVP & CFO

Exhibit 1
                                                                The First
                                                         Corporate Bond Analysis
                                                          Data as of 09/30/2008

                                                                              9/30/2008
                                                                 ==================================
                                                                                                      Length of Time     Estimated
                                                                                 Market    % Market    Market Value      Recovery
Cusip       Description                Security Type              Book Value     Value      Value     Less than Cost     Period
----------------------------------------------------------------------------------------------------------------------------------
Purchased prior to 9/30/07
74040TAD5  PRETSL 0 12/23/31           Corporate Trust Preferred     121,994     107,160   -12.16***       <12          12/23/2031
83437DAH3  SLOSO 2005-1A A3L           Corporate Trust Preferred     250,000     186,950   -25.22***       >12          10/15/2035
89412MAG1  TRAP 2003-3A C1             Corporate Trust Preferred  1,000,000      801,200   -19.88***       <12           7/20/2033
89412MAG1  TRAP 2003-3A C1             Corporate Trust Preferred     500,000     400,600   -19.88***       <12           7/20/2033
89412MAG1  TRAP 2003-3A C1             Corporate Trust Preferred     200,000     160,240   -19.88***       <12           7/20/2033
55309YAD9  MMCFND 0 05/01/32           Corporate Trust Preferred     122,236     104,830   -4.24%***       >12            5/1/2032
89234CAF1  TPREF FUNDING I             Corporate Trust Preferred     170,426     140,087   -7.80%***       <12          10/15/2032
89234NAB6  TPREF 2 B                   Corporate Trust Preferred     541,140     413,900  -23.51%***       >12          11/15/2032
1729732B4  CMSI 2005-5                         CMO/REMIC             472,964     460,127   -14.2%          >12           8/25/2020
939336PC1  WAMU 2003-AR                        CMO/REMIC              28,487      27,667    -2.9%          <12           3/25/2033
----------------------------------------------------------------------------------------------------------------------------------
Purchased between 9/30/07 and 9/30/08
33715WCU8  FIRST TENNESSEE BANK                Corporate             966,045     753,210   -22.03%         <12           2/14/2011
33715WCX2  FIRST TENNESSEE BANK                Corporate             987,681     964,310   -2.37%          <12           5/18/2009
75902XAA6  REG DIVERSIFIED FUNDING     Corporate Trust Preferred     794,907     732,272   -7.88%***       <12           2/15/2034
75902XAA6  REG DIVERSIFIED FUNDING     Corporate Trust Preferred     771,520     732,272   -5.09%***       <12           2/15/2034
441812KJ2  HSBC FINANCE CORP                   Corporate             978,407     983,210    0.49%            0          11/16/2009
894126AB7  TRAP 4A A1B                 Corporate Trust Preferred     862,990     895,700    3.79%            0           5/24/2034
898404AB4  TRUSTREET PROPERTIES INC            Corporate           1,070,004   1,008,760   -5.72%          <12            4/1/2015
908068AH2  UNION PLANTERS CORP                 Corporate             985,835     907,800   -7.92%          <12           12/1/2010
75943CAA3  RELAY RELAY                         Corporate             600,000     600,000    0.00%            0           6/30/2028
16161ABX5  JPMORGAN CHASE & CO                 Corporate           1,031,851   1,010,040   -2.11%          <12          11/15/2009

                                                                The First
                                                         Corporate Bond Analysis
                                                          Data as of 09/30/2008
                                                                (Continued)

                                                                                                   Over -     Interest
                                                                                                  collat-       Coverage     Fitch
                                                                                                 ization Ratio  Ratio        Credit
  Basis for Expected Recovery Estimate                     Other Evidence Considered              (TRUPS Only)  (TRUPS Only) Rating
----------------------------------------------------------------------------------------------------------------------------------

 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   137.4%       N/A          A+
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   111.2%      138.2%        A
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   100.5%      150.8%        A
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   100.5%      150.8%        A
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   100.5%      150.8%        A
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   126.2%      220.9%        A
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   108.3%      223.3%        A-
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   104.8%      181.7%        A-
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
     Cash Flow Analysis with Spread       Credit Ratings, Current/Historical Collateral Performance;   NM          NM         AAA
               Tightening                           Collateral Composition, Prospectus
     Cash Flow Analysis with Spread       Credit Ratings, Current/Historical Collateral Performance;   NM          NM         AAA
               Tightening                           Collateral Composition, Prospectus
----------------------------------------------------------------------------------------------------------------------------------

 Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                  NM          NM         A3*
       Industry Analysts Reports
 Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                  NM          NM         A3*
       Industry Analysts Reports
 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   159.1%      307.1%       AAA
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   159.1%      307.1%       AAA
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
 Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                  NM          NM         AAA
       Industry Analysts Reports
 EITF 99-20-1 Cash Flow Impairment Test   Credit Ratings****; INTEX Stress Testing = PASS; Trustee   138.3%      224.6%       AAA
                 = PASS                   Reports; Coverage Ratios (See Next Columns); Prospectus
 Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                  NM          NM        Aaa*
       Industry Analysts Reports
 Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                  NM          NM          A+
       Industry Analysts Reports
 Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                  NM          NM       AAA**
       Industry Analysts Reports
 Internal Fundamental Company Analysis,   Credit Ratings; Prospectus; Company Filings                  NM          NM          A+
       Industry Analysts Reports

*Fitch Rating not available, Moody's Rating used instead
**Fitch Rating not available, S&P Rating used instead
***Illiquid market, forced sales
****Management places greater emphasis on Fitch ratings versus Moody's ratings.  Management deems Moody's rating methodology arbitrary and internally inconsistent.  According to Moody's November 2008 revised rating methodology, no issuer underlying a pooled trust preferred security may be rated higher than Baa2 even if, for example, the same issuer has stand-alone credit ratings from Moody's that are higher than (in some cases, significantly higher than) Baa2.

Exhibit 1
                                                                The First
                                                         Corporate Bond Analysis
                                                          Data as of 12/31/2008

                                                                              12/31/2008
                                                                 ==================================
                                                                                                      Length of Time     Estimated
                                                                                 Market    % Market    Market Value      Recovery
Cusip       Description                Security Type              Book Value     Value      Value     Less than Cost     Period
----------------------------------------------------------------------------------------------------------------------------------

Purchased prior to 12/31/07
74040TAD5   PRETSL 0 12/23/31          Corporate Trust Preferred    121,994     104,915    -14.00%***        >12       12/23/2031

83437DAH3   SLOSO 2005-1A A3L          Corporate Trust Preferred    250,000     175,175    -29.93%***        >12       10/15/2035

89412MAG1   TRAP 2003-3A C1            Corporate Trust Preferred  1,000,000     784,700    -21.53%***        <12        7/20/2033

89412MAG1   TRAP 2003-3A C1            Corporate Trust Preferred    500,000     392,350    -21.53%***        <12        7/20/2033

89412MAG1   TRAP 2003-3A C1            Corporate Trust Preferred    200,000     156,940    -21.53%***        <12        7/20/2033

55309YAD9   MMCFND 0 05/01/32          Corporate Trust Preferred    119,964     100,902    -15.89%***        <12         5/1/2032

89234CAF1   TPREF FUNDING I            Corporate Trust Preferred    170,420     135,470    -20.51%***        <12       10/15/2032

89234NAB6   TPREF 2 B                  Corporate Trust Preferred    497,199     399,950    -19.56%***        <12       11/15/2032

1729732B4   CMSI 2005-5                        CMO/REMIC            444,061     421,122     -5.17%***        >12        8/25/2020

939336PC1   WAMU 2003-AR                       CMO/REMIC             26,881      22,055    -17.95%***        <12        3/25/2033

33715WCU8   FIRST TENNESSEE BANK               Corporate            969,294     726,760    -25.02%           >12        2/14/2011

----------------------------------------------------------------------------------------------------------------------------------
Purchased between 12/31/07 and 12/31/08
33715WCX2   FIRST TENNESSEE BANK               Corporate            992,307     945,240     -4.74%           <12        5/18/2009

75902XAA6   REG DIVERSIFIED FUNDING    Corporate Trust Preferred    791,389     709,999    -10.28%***        <12        2/15/2034

75902XAA6   REG DIVERSIFIED FUNDING    Corporate Trust Preferred    769,076     709,999     -7.68%***        <12        2/15/2034

441812KJ2   HSBC FINANCE CORP                  Corporate            982,860     949,130     -3.43%           <12       11/16/2009

894126AB7   TRAP 4A A1B                Corporate Trust Preferred    868,827     895,700      3.09%***          0        5/24/2034

898404AB4   TRUSTREET PROPERTIES INC           Corporate          1,058,364   1,091,330         3%           <12         4/1/2015

908068AH2   UNION PLANTERS CORP                Corporate            987,424     937,170        -5%           <12        12/1/2010

75943CAA3   RELAY RELAY                        Corporate            600,000     600,000         0%             0        6/30/2028

16161ABX5   JPMORGAN CHASE & CO                Corporate          1,024,805   1,007,810        -2%           <12       11/15/2009

                                                                The First
                                                         Corporate Bond Analysis
                                                          Data as of 12/31/2008
                                                               (Continued)

                                                                                                     Over -     Interest
                                                                                                  collat-       Coverage     Fitch
                                                                                                 ization Ratio  Ratio        Credit
  Basis for Expected Recovery Estimate                     Other Evidence Considered              (TRUPS Only)  (TRUPS Only) Rating
----------------------------------------------------------------------------------------------------------------------------------

 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee   137.4%          N/A        A+
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee   111.2%        138.2%       A
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee   100.5%        150.8%       A
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee   100.5%        150.8%       A
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee   100.5%        150.8%       A
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee   126.2%        220.9%       A
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee   108.3%        223.3%       A-
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee   104.8%        181.7%       A-
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
     Cash Flow Analysis with Spread      Credit Ratings, Current/Historical Collateral Performance;    NM            NM       AAA
               Tightening                           Collateral Composition, Prospectus
     Cash Flow Analysis with Spread      Credit Ratings, Current/Historical Collateral Performance;    NM            NM       AAA
               Tightening                           Collateral Composition, Prospectus
 Internal Fundamental Company Analysis,  Credit Ratings; Prospectus; Company Filings                   NM            NM       A3*
       Industry Analysts Reports
----------------------------------------------------------------------------------------------------------------------------------

 Internal Fundamental Company Analysis,  Credit Ratings; Prospectus; Company Filings                   NM            NM       A3*
       Industry Analysts Reports
 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee    159.1%        307.1%     AAA
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee    159.1%        307.1%     AAA
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
 Internal Fundamental Company Analysis,  Credit Ratings; Prospectus; Company Filings                   NM            NM       AAA
       Industry Analysts Reports
 EITF 99-20-1 Cash Flow Impairment Test  Credit Ratings****; INTEX Stress Testing = PASS; Trustee    138.3%        224.6%     AAA
                 = PASS                  Reports; Coverage Ratios (See Next Columns); Prospectus
 Internal Fundamental Company Analysis,  Credit Ratings; Prospectus; Company Filings                   NM            NM       Aaa*
       Industry Analysts Reports
 Internal Fundamental Company Analysis,  Credit Ratings; Prospectus; Company Filings                   NM            NM       A+
       Industry Analysts Reports
 Internal Fundamental Company Analysis,  Credit Ratings; Prospectus; Company Filings                   NM            NM       AAA**
       Industry Analysts Reports
 Internal Fundamental Company Analysis,  Credit Ratings; Prospectus; Company Filings                   NM            NM       A+
       Industry Analysts Reports

*Fitch Rating not available, Moody's Rating used instead
**Fitch Rating not available, S&P Rating used instead
***Illiquid market, forced sales
****Management places greater emphasis on Fitch ratings versus Moody's ratings.  Management deems Moody's rating methodology arbitrary and internally inconsistent.  According to Moody's November 2008 revised rating methodology, no issuer underlying a pooled trust preferred security may be rated higher than Baa2 even if, for example, the same issuer has stand-alone credit ratings from Moody's that are higher than (in some cases, significantly higher than) Baa2.